UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AVANGRID, INC.

(Name of the Issuer)

Avangrid, Inc.

Iberdrola, S.A.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05351W103

(CUSIP Number of Class of Securities)

David Mesonero Molina Iberdrola, S.A. Plaza de Euskadi, 5 48009 Bilbao Spain +34 91 784 3232	R. Scott Mahoney Avangrid, Inc. 180 March Hill Road Orange, Connecticut 06477 (207) 629-1190

With copies to:

Juanma de Remedios, Esq. White & Case LLP Calle Velazquez 86D, 3rd Floor 28006 Madrid, Spain +34 91 787 6300	Robert N. Chung, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Chang-Do Gong, Esq. Clifford Chance US LLP Two Manhattan West 375 9th Avenue New York, New York 10001 (212) 878-8000	David Kurzweil, Esq. Eyal Orgad, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1307	Jeffrey D. Marell, Esq. Ravi Purohit, Esq. Steven J. Williams, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((§§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Introduction

This Amendment No. 4 (this “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and, collectively, the “Filing Persons”): (i) Avangrid, Inc., a New York corporation (the “Company”) and (ii) Iberdrola, S.A., a corporation organized under the laws of Spain (“Parent”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 17, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Arizona Merger Sub, Inc., a New York corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, pursuant to which, among other things, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the merger as a wholly-owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged and is incorporated by reference into this Final Amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. To the extent that information in this Final Amendment differs from or updates information contained in the Proxy Statement, the information in this Final Amendment shall supersede or supplement the information in the Proxy Statement. This Final Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.

All capitalized terms used but not expressly defined in this Transaction Statement shall have the respective meanings given to them in the Proxy Statement.

All information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information

(c)	Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On September 26, 2024, at the Annual Meeting of the Company’s shareholders, the Company’s shareholders voted to approve a proposal to adopt the Agreement and Plan of Merger, dated as of May 17, 2024 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company, by the affirmative vote of (1) the holders of a majority of all outstanding shares of Avangrid Common Stock, (2) the holders of a majority of all outstanding shares of Avangrid Common Stock held by Company’s shareholders other than Parent, its subsidiaries, and their controlled affiliates and (3) the holders of a majority of the outstanding shares of Avangrid Common Stock other than Iberdrola, Merger Sub, their affiliates, any members of the Company Board who are employed by Parent or its affiliates, any officer of Company and any family members, affiliates or associates of the foregoing.

On December 23, 2024, the parties filed the Certificate of Merger with the Office of the Secretary of State of the State of New York, pursuant to which the Merger became effective and Merger Sub merged with and into Company, with Company continuing as the surviving corporation in the Merger. As a result of the Merger, Company became a direct, wholly-owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Avangrid Common Stock issued and outstanding immediately prior to the Effective Time (but excluding any Excluded Shares) was cancelled and ceased to exist and was converted into the right to receive the Per Share Merger Consideration, in accordance with and subject to the terms and conditions set forth in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each phantom stock and performance-based restricted stock unit award granted under the Company’s equity compensation plans was cancelled in exchange for a comparable cash-settled award. Such cash-settled awards are subject to the same time and, as applicable, performance-based vesting schedule, payment timing and terms regarding treatment upon termination of employment, as applied to the original awards. With respect to performance-based restricted stock unit awards for which the applicable performance period had not ended prior to the Effective Time, certain performance metrics were adjusted to reflect the occurrence of the Merger.

On December 23, 2024, in connection with the closing of the Merger, the Company notified the New York Stock Exchange (“NYSE”) that the Merger had been completed. As a result, the NYSE suspended trading of Avangrid Common Stock prior to the opening of trading on December 23, 2024. The Company requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of Avangrid Common Stock from the NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act. Additionally, following the effectiveness of the Form 25 with respect to the delisting, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of Avangrid Common Stock under Section 12(g) of the Exchange Act and the suspension of its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 16. Exhibits

(a)(2)(i)	Proxy Statement of Avangrid, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the U.S. Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Avangrid, Inc. Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of 2024 Annual Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Press Release issued by Avangrid, Inc., dated May 17, 2024 (incorporated herein by reference to Exhibit 99.1 to Avangrid, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 17, 2024).

(a)(2)(vi)	Avangrid, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed on April 24, 2024 (incorporated herein by reference).

(a)(2)(vii)	Avangrid, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed on July 24, 2024 (incorporated herein by reference).

(a)(2)(viii)	Avangrid, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed on October 23, 2024 (incorporated by herein by reference).

(c)(1)	Opinion of Moelis & Company LLC, dated May 17, 2024 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)	Presentation of Moelis & Company LLC, dated April 22, 2024.*

(c)(3)	Presentation of Moelis & Company LLC, dated April 25, 2024.*

(c)(4)	Presentation of Moelis & Company LLC, dated May 2, 2024.*

(c)(5)	Presentation of Moelis & Company LLC, dated May 6, 2024.*

(c)(6)	Presentation of Moelis & Company LLC, dated May 17, 2024.*

(c)(7)	Opinion of Morgan Stanley, dated May 16, 2024 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(8)	Presentation of Morgan Stanley & Co. LLC, dated January 10, 2024.*

(c)(9)	Presentation of Morgan Stanley & Co. LLC, dated February 3, 2024.*

(c)(10)	Presentation of Morgan Stanley & Co. LLC, dated February 25, 2024.*

(c)(11)	Presentation of Morgan Stanley & Co. LLC, dated February 26, 2024.*

(c)(12)	Presentation of Morgan Stanley & Co. LLC, dated March 4, 2024.*

(c)(13)	Presentation of Morgan Stanley & Co. LLC, dated April 30, 2024.*

(c)(14)	Presentation of Morgan Stanley & Co. LLC, dated May 6, 2024.*

(c)(15)	Presentation of Morgan Stanley & Co. LLC, dated May 8, 2024.*

(c)(16)	Presentation of Morgan Stanley & Co. LLC, dated May 16, 2024.*

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2024, by and among Iberdrola, S.A., Arizona Merger Sub, Inc. and Avangrid, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Shareholder Agreement, dated as of December 16, 2015, by and between Iberdrola, S.A. and Avangrid, Inc. (incorporated by reference to Exhibit 4.1 to Avangrid, Inc.’s Current Report on Form 8-K filed on December 18, 2015).

107	Filing Fee Table.*

*	Previously filed with the Schedule 13E-3 that was filed with the U.S. Securities and Exchange Commission on June 21, 2024.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 23, 2024

AVANGRID, INC.

By:	/s/ R. Scott Mahoney
Name:	R. Scott Mahoney
Title:	Senior Vice President - General Counsel and Corporate Secretary

By:	/s/ Justin B. Lagasse
Name:	Justin B. Lagasse
Title:	Senior Vice President - Chief Financial Officer and Controller

IBERDROLA, S.A.

By:	/s/ David José Mesonero Molina
Name:	David José Mesonero Molina
Title:	Global Head of Corporate Development

4